AMENDMENT

Section 3.8 of Organic To Go Food Corporation’s bylaws is hereby amended and restated in its entirety to read as follows, effective as of February 19, 2009:

3.8	QUORUM

At all meetings of the board of directors, a majority of the authorized number of directors, such majority to include at least two (2) of the directors nominated by W.Health L.P. (the “Investor Directors”), shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is such a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute, the certificate of incorporation, or these bylaws.  If a quorum is not present at any meeting of the board of directors, then directors present thereat may adjourn the meeting to such time, date and place as they may determine, provided that written notice shall have been provided to each of the directors of such meeting no less than seven (7) Business Days (as defined below) before the adjourned meeting.  At such adjourned meeting, a majority of the authorized number of directors, such majority to include at least one (1) of the Investor Directors, shall constitute a quorum. For purposes of this Section 3.8, a “Business Day” means any day except Saturday, Sunday and any day which is a federal legal holiday in the United States or in Switzerland, or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.